

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

> **Re: Livento Group, Inc.**
> **Amendment No. 8 to Registration Statement on Form 10-12G**
> **Filed March 24, 2023**
> **File No. 000-56457**

Dear David Stybr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed March 24, 2023

Liquidity and Capital Resources, page x

1. We note your response to prior comment two. In your disclosure you state that "each movie is produced in a separate company." However, in the response, you state "the movies are produced by our internal team." Those two statements contradict each other. Please clarify what you mean by "produced in a separate company." It is also not clear why "the risk of failure is mitigated for Livento as a holding company." Please clarify disclosure in the filing.

2. We note your response to prior comment three. Your response does not address how the bank loans were recorded in the financial statements for the years ended December 31, 2020, December 31, 2021, and December 31, 2022. Revise your financial statements to account for bank loans or tell us why the bank loans should not be recorded in your financial statements.

Executive Compensation, page 15

3. Please disclose in a tabular format the executive compensation of your executive officers and directors for the last two fiscal years. See Item 402 of Regulation S-K.

Description of Registrant's Securities to be Registered, page 31

4. Please provide a materially complete description of the Series C and Series D Preferred Shares by clarifying the voting rights and the conversion rights of the holders of Series C and Series D Preferred Shares. It is unclear whether the holders could convert the securities into common stock at any time or whether there are specific conditions to conversion. Advise us as to whether these holders are officers, directors, or major shareholders of the company.

Consolidated Statements of Changes in Equity, page F-5

5. You appear to be issuing shares for services and recording a debit to additional paid in capital. Tell why this is appropriate or revise accordingly. Tell us if an expense and / or an asset is also debited for these transactions.

Consolidated Statements of Cash Flow, page F-6

6. We note your response to our prior comment seven, however you did not address if actual cash was transferred and how you considered ASC 230-10-50-3 to 50-6 for non-cash activities. We are re-issuing our prior comment seven.

Note 5 - Common-Control Transaction - ASC 805-50, page F-11

7. We note your response to our prior comment eight and your statement that David Stybr is the common control person. Disclose in your filing how he controlled Nugene International Inc. prior to the Transaction.

General

8. It appears you have restated your financial statements. As such, provide disclosure as required by ASC 250-10-45-22 through 45-24 and ASC 250-10-50-7 through 50-10. Also, it is not clear why the report of your independent registered public accounting firm does not reference and explain the restatement(s). Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments about the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other

David Stybr
Livento Group, Inc.
April 6, 2023
Page 3

questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton